UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the month of January 2021

Commission File Number: 001-04307

Husky Energy Inc.

(Exact name of registrant as specified in its charter)

707 – 8th Avenue S.W., Calgary, Alberta, Canada T2P 1H5

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☐            Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

On January 11, 2021, Husky Energy Inc. filed a Material Change Report in connection with the completion of its business combination with Cenovus Energy Inc. The Material Change Report is attached hereto as Exhibit “A”.

This report on Form 6-K shall be deemed to be incorporated by reference into Husky Energy Inc.’s Registration Statements on Form F-10 (File No. 333-236603) and Form S-8 (File No. 333-187135) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HUSKY ENERGY INC.

	BY:	/s/ James D. Girgulis
JAMES D. GIRGULIS
SENIOR VICE PRESIDENT,
Date: January 11, 2021		GENERAL COUNSEL & SECRETARY

Exhibit A

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Company

Husky Energy Inc. (“Husky”)

707 – 8th Avenue SW

Box 652, Station D

Calgary, AB T2P 3G7

Item 2.	Date of Material Change

January 1, 2021

Item 3.	Press Release

A news release disclosing the material change was issued by Husky on January 4, 2021 through the services of Globe Newswire.

Item 4.	Summary of Material Change

Effective January 1, 2021, Cenovus Energy Inc. (“Cenovus”) completed its previously announced acquisition of all of the issued and outstanding common shares (“Husky Common Shares”) and preferred shares (“Husky Preferred Shares”) of Husky pursuant to a court approved plan of arrangement (“Plan of Arrangement”) under the Business Corporations Act (Alberta) (the “Arrangement”). As a result of completing the Arrangement, Husky has become a wholly-owned subsidiary of Cenovus.

Pursuant to the Arrangement, holders of Husky Common Shares received 0.7845 of a Cenovus common share (“Cenovus Common Share”) and 0.0651 of a Cenovus common share purchase warrant (“Cenovus Warrant”) in respect of each Husky Common Share held, resulting in the issuance of 788,517,905 Cenovus Common Shares and 65,433,323 Cenovus Warrants, and holders of Husky Preferred Shares exchanged each Husky Preferred Share for one Cenovus preferred share (“Cenovus Preferred Share”) with substantially identical terms.

Item 5.1	Full Description of Material Change

Effective January 1, 2021, Husky completed the Arrangement in accordance with the Arrangement Agreement dated October 24, 2020 and the Plan of Arrangement. As a result of completing the Arrangement, Husky has become a wholly-owned subsidiary of Cenovus.

Pursuant to the Arrangement, holders of Husky Common Shares received 0.7845 of a Cenovus Common Share and 0.0651 of a Cenovus Warrant in respect of each Husky Common Share held, resulting in the issuance of 788,517,905 Cenovus Common Shares and 65,433,323 Cenovus Warrants, and holders of Husky Preferred Shares exchanged each Husky Preferred Share for one Cenovus Preferred Share with substantially identical terms. Each whole Cenovus Warrant entitles the holder to acquire one Cenovus Common Share at an exercise price of $6.54 for a period of 60 months from the date of issuance.

The Cenovus Warrants have been listed on the Toronto Stock Exchange (“TSX”) under the ticker symbol “CVE.WT” and on the New York Stock Exchange under the ticker symbol “CVE WS”. The Cenovus Preferred Shares Series 1, Series 2, Series 3, Series 5 and Series 7 have been listed on the TSX under the ticker symbols “CVE.PR.A”, “CVE.PR.B”, “CVE.PR.C”, “CVE.PR.E” and “CVE.PR.G”. The Husky Common Shares and Husky Preferred Shares were delisted from the TSX at the close of trading on January 5, 2021.

In addition, pursuant to the Arrangement, each option to acquire a Husky Common Share (a “Husky Option”) was exchanged for an option to acquire such number of Cenovus Common Shares as is equal to that number of Husky Common Shares that were issuable upon exercise of such Husky Option, multiplied by 0.7845, with an exercise price per Cenovus Common Share equal to the exercise price per share of such Husky Option divided by 0.7845 and rounded up to the nearest whole cent. All Husky Options were concurrently cancelled and terminated.

Item 5.2.	Disclosure for Restructuring Transactions

N/A

Item 6.	Reliance on subsection 7.1(2) of National Instrument 51-102

N/A

Item 7.	Omitted Information

N/A

Item 8.	Executive Officer

The name and business telephone number of the executive officer of Husky who is knowledgeable about the material change and this report is:

James D. Girgulis

Senior Vice President, General Counsel & Secretary

403-298-7333

Item 9.	Date of Report

January 11, 2021